SECURITIES AND EXCHANGE COMMISSION

RECEIVED

AUG 2 8 2009

DIVISION OF MARKET REGULATION

09042374

UNI‾‾‾‾‾‾‾‾‾‾‾‾
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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SEC FILE NUMBER
8- 3531 5

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/2008___ AND ENDING___12/31/2008___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.A. Repple & Company (a wholly owned subsidiary of G.A. Repple Financial Group, Inc.)

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___101 Normandy Road, Suite 101___
(No. and Street)

___Casselberry___   ___Florida___   ___32707___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Sandra J. Albano___   (407) 339-909 0
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Kane & Associates___
(Name – if individual, state last, first, middle name)

___670 W. Fairbanks Avenue___   ___Winter Park___   ___Florida___   ___32789___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Glenn A. Repple_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___G.A. Repple & Company_____, as

of ___December 31_____, 20_08___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn & Subscribed before me on
Feb 9, 2009 by Glenn A. Repple
personally known to me.

_____
Sandra J. Albano, Notary Public

_____
Notary Public

_____
Signature

___President_____
Title

SANDRA J. ALBANO
MY COMMISSION # DD 468406
EXPIRES: October 2, 2009
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.A. REPPLE & COMPANY
(A Wholly Owned Subsidiary of G.A. Repple Financial Group, Inc.)

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

The Stockholder
G.A. Repple & Company

We have audited the accompanying statement of financial condition of G.A. Repple & Company (a wholly owned subsidiary of G.A. Repple Financial Group, Inc.) (the Company) as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of G.A. Repple & Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kane & Associates

Winter Park, Florida
January 23, 2009

MEMBER AMERICAN INSTITUTE OF CERTIFIED ACCOUNTANTS · FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

670 WEST FAIRBANKS AVENUE · WINTER PARK, FLORIDA 32789 · (407) 644-6066 · FAX (407) 629-0025

G.A. REPPLE & COMPANY
(A Wholly Owned Subsidiary of G.A. Repple Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash and cash equivalents	$ 1,258,193
Clearing account deposits-restricted	50,087
Marketable securities, at market	45,723
Commissions receivable	333,141
Other receivables	1,025
Prepaid expenses	41,730
TOTAL ASSETS	**$ 1,729,899**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$ 142,356
Commissions payable	178,646
Total Liabilities	321,002

STOCKHOLDER'S EQUITY

Common stock, $1 par value, 7,500 authorized, 100 shares issued and outstanding	100
Additional paid-in capital	24,900
Retained earnings	1,383,897
Total Stockholder's Equity	1,408,897
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 1,729,899**

The accompanying notes are an integral part of these financial statements.

G.A. REPPLE & COMPANY
(A Wholly Owned Subsidiary of G.A. Repple Financial Group, Inc.)

STATEMENT OF INCOME
For the Year Ended December 31, 2008

REVENUE

Commissions	$ 8,220,346
Investment advisory fees	1,506,055
Principal transactions	707,241
Due diligence fees	202,679
Interest	31,709
Other	2,293
Dividends	1,389
TOTAL REVENUE	10,671,712

EXPENSES

Commissions	7,603,669
Overhead expense	2,480,400
Clearing fees	431,450
Maintenance and support	64,165
Unrealized loss on marketable securities	37,348
Other	27,884
Postage and freight	25,078
Professional services	23,638
Marketing	11,462
Dues and subscriptions	6,933
TOTAL EXPENSES	10,712,027

NET LOSS BEFORE INCOME TAXES   (40,315)

Provision for Income Taxes   -

NET LOSS $ (40,315)

The accompanying notes are an integral part of these financial statements.

G.A. REPPLE & COMPANY
(A Wholly Owned Subsidiary of G.A. Repple Financial Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2007	$ 100	$ 24,900	$ 1,424,212	$ 1,449,212
Net loss	-	-	(40,315)	(40,315)
Balance at December 31, 2008	$ 100	$ 24,900	$ 1,383,897	$ 1,408,897

The accompanying notes are an integral part of these financial statements.

4

G.A. REPPLE & COMPANY
(A Wholly Owned Subsidiary of G.A. Repple Financial Group, Inc.)

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net loss	$	(40,315)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Unrealized loss on marketable securities		37,348
(Increase) decrease in operating assets		
Commissions receivable		177,429
Other receivables		20,997
Prepaid expenses		(36,948)
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses		138,349
Commissions payable		(172,088)
Net cash provided by operating activities		124,772
Net increase in cash		124,772
Cash and cash equivalents at beginning of year:		1,133,421
Cash and cash equivalents at end of year		1,258,193
Supplemental disclosures of cash flow information:		
(1) Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

(2) There were no non-cash investing and financing
activities for the year ended December 31, 2008.

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

G.A. Repple & Company (the Company) is a Florida corporation and a wholly owned subsidiary of G.A. Repple Financial Group, Inc. (the Parent). The Company is registered as a broker/dealer and investment advisor under the Securities and Exchange Act of 1934. It is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC).

In its capacity as a broker/dealer, the Company buys and sells securities for individual clients. It also provides financial planning and asset management services using third party asset managers.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Concentration of Credit Risk

The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits in the banks, at times, exceed federally insured limits. Cash equivalent deposits in other financial institutions are not federally insured. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits

Clearing Account Deposits

The Company is required to maintain cash balances with clearing agents, which are restricted as to use.

Receivables and Allowance for Doubtful Accounts

Commissions receivable are recorded on a trade-date basis as securities transactions occur. Receivables are stated at the amount management expects to collect from outstanding balances. The Company accounts for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Company considers its knowledge of customers, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management believes that all receivables are fully collectible. Accordingly, no allowance for doubtful accounts is required.

6

G.A. REPPLE & COMPANY
(A Wholly Owned Subsidiary of G.A. Repple Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE A – NATURE OR OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Marketable Securities

The Company's securities investments are held principally for the purpose of selling in the near term and are classified as trading securities. Trading securities are recorded at fair value on the statement of financial condition. Fair value is generally based on quoted market prices. Changes in unrealized gains and losses are reflected in the statement of income.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company's financial information is included in the consolidated federal and state income tax returns filed by the Parent. The Parent allocates to the Company its proportionate share of the consolidated federal and state tax liabilities on a separate-company basis. The Company remits its share of taxes to the Parent. The Company has no income tax expense for the year ended December 31, 2008.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the statement of financial condition carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. At December 31, 2008 the tax effect of these differences was not considered material and no deferred taxes have been recorded.

NOTE B – MARKETABLE SECURITIES

Marketable securities are shown on the statement of financial condition at fair market value. The following unrealized loss is included in the statement of income for the year ended December 31, 2008.

Market value of marketable securities	$ 45,723
Less cost of marketable securities	(52,988)
Total net unrealized loss	(7,265)
Less net unrealized gain recognized in prior years	(30,083)
Current year unrealized loss	$ (37,348)

G.A. REPPLE & COMPANY
(A Wholly Owned Subsidiary of G.A. Repple Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE C – RELATED PARTY TRANSACTIONS

The Company is managed by its parent and sole stockholder, G.A. Repple Financial Group, Inc. (RFG). Consequently, operating results and financial position are different than if the entities were autonomous. The Company pays RFG for the Company's overhead and income tax expenses. The overhead expense represents reimbursement for the costs associated with office space, telephone, staff support, and RFG's cash requirements. The Company paid $2,480,400 to RFG for overhead expense for the year ended December 31, 2008.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $1,334,154, which was $1,284,154 in excess of the required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .24 to 1 at December 31, 2008.

NOTE E – LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

SUPPLEMENTARY INFORMATION

G.A. REPPLE & COMPANY
(A Wholly Owned Subsidiary of G.A. Repple Financial Group, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Total stockholder's equity		$ 1,408,897
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses		41,730
Corporate bonds		8,658
Other receivables		1,025
Money market interest receivable		49
		51,462
Net capital before haircuts on securities positions		1,357,435
Haircuts on securities		(23,281)
Net capital		$ 1,334,154
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 142,356
Commissions payable		178,646
Total aggregate indebtedness		$ 321,002

Minimum net capital requirements:			
6 2/3 percent of net aggregate indebtedness	$	21,400	
Minimum dollar net capital required	$	50,000	
Net capital required (greater of above)			$ 50,000
Excess net capital			$ 1,284,154
Excess net capital at 1,000 percent			$ 1,302,054
Ratio: Aggregate indebtedness to net capital			.24 to 1

Reconciliation with company's computation (included
in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in company's Part II (unaudited) FOCUS report	$ 1,333,957
Audit adjustment to haircut on securities	197
Net capital per above	$ 1,334,154


INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

The Stockholder
G.A. Repple & Company

In planning and performing our audit of the financial statements and supplemental schedule of G.A. Repple & Company (the Company) for the year ended December 31, 2008, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

11

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Winter Park, Florida
January 23, 2009